Exhibit (c)(11)

DRAFT

The Baldwin Group

Discussion Materials

July 2026

ARDEA PARTNERS

Project Spark Progress Update

- Following Board approval on 6/10, a Virtual Data Room ("VDR") was opened to investors the weekend of June 20th
  - All invited parties entered the VDR
- Subsequently, the Baldwin management team held meetings in New York with prospective investors during the weeks of June 22nd and June 29th
  - Approximately 20 management meetings occurred across the two weeks, covering the company's history, segments, and long-term strategy
    - ➢ The participating parties are currently shown on the subsequent page
- Investor engagement during and following these meetings has remained highly active, with continued diligence requests, follow-up meeting requests, and Q&A activity
  - Moreover, 6 parties have engaged third-party advisors, with significant work already in motion across QoE, consulting, and actuarial analysis
  - Main focus areas have been on historical operating performance, technology and AI capabilities, and growth sustainability
    - ➢ Ardea is managing the Q&A process efficiently
- Ardea currently expects to solicit Round 1 preliminary, non-binding indications of interest in late July
- At that point, receipt of indications would be reviewed in detail with the Board
  - Subject to the Board's determination as to whether and how to proceed, parties would proceed into a second round

DRAFT

Participating Investors

	Have Engaged 3rd Party Diligence Providers	In VDR
Lead GPs	[redacted] [redacted] [redacted] [redacted] [redacted] SEQUENCE | HOLDINGS / DFC	[redacted] [redacted] [redacted] [redacted] [redacted] [redacted]
Other GPs		[redacted] [redacted] [redacted] [redacted] [redacted] [redacted] [redacted] [redacted]
LP Coinvest		[redacted] [redacted]

Parties are actively increasing engagement following conclusion of management meetings

[1] *Negotiating NDA, has not yet received VDR access.*

Disclaimer

Ardea Partners LP and Ardea Partners International LLP (collectively, "Ardea") has prepared and provided these materials and Ardea's related oral presentation (collectively, the "Confidential Information") solely for the information and assistance of the Board of Directors and/or senior management of intended recipient organization (the "Company") in connection with their consideration of the matters referred to herein. Without Ardea's prior written consent, the Confidential Information, and Ardea's preparation and provision of such Confidential Information, may not be used for any other purpose or reproduced, retransmitted, disclosed or otherwise referred to in any manner.

The Confidential Information is (a) for discussion purposes only and (b) speaks only as of the date it is given, reflecting prevailing economic, monetary, market and other conditions as in effect on, and the information made available to Ardea as of, such date. Ardea assumes no responsibility for updating or revising the Confidential Information. The views expressed herein are subject to change based upon a number of factors, including economic, monetary, market and other conditions and the Company's and any prospective counterparty's business and prospects. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses, and Ardea does not assume responsibility if future results are materially different from those forecast. The Confidential Information is incomplete without reference to, and should be viewed solely in conjunction with, the oral briefing provided by Ardea, if any.

The Confidential Information has been prepared using publicly available information and information in reports, due diligence materials, forecasts, projections and other materials provided by or on behalf of the Company and/or any prospective counterparty. Ardea does not assume responsibility for and has relied on, without independent verification, the accuracy and completeness of such information. Ardea has not, and does not, provide advice for tax, legal, regulatory, actuarial, or accounting matters and the Company will remain solely responsible for all aspects of due diligence in connection with any transaction and the commercial assumptions on which any advice provided by Ardea is based. The Confidential Information does not address the underlying business decision of the Company to engage in any transaction or the relative merits of any strategic alternatives referred to herein as compared to any other alternative that may be available to the Company.

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